UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2012

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited to Announce First Quarter 2012 Results

Crawley, West Sussex, United Kingdom — May 23, 2012 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced today that it will release its 2012 first quarter financial results on May 29, 2012.  Edwards will host a conference call to discuss the Company’s 2012 first quarter financial results on Thursday, June 7, 2012, at 8:00 a.m. Eastern Time.

The Company priced its IPO on May 10, 2012 and has determined not to schedule a conference call until after the 25 day post-IPO prospectus delivery period.

Company Earnings Conference Call

The Company will conduct a conference call on June 7, 2012 at 8:00 a.m. Eastern Time to discuss the financial results for its first quarter ended March 31, 2012, will answer questions and provide additional information.

The U.S. dial in number is 1-866-926-5708 and the non-U.S. dial in number is +44 (0) 1452 560 304.  The passcode is 82823978.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investors.edwardsvacuum.com/.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 1-866-247-4222 and the non-U.S. dial in number is +44 (0) 1452 55 00 00.  The replay passcode is 82823978.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 600 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations: Ross Hawley Head of Investor Relations Edwards +44 (0) 1293 528844 investors@edwardsvacuum.com Monica Gould, The Blueshirt Group +1 212 871-3927 monica@blueshirtgroup.com	Media Relations: Kim Hughes, The Blueshirt Group +1 415 516-6187 kim@blueshirtgroup.com

EVAC-F

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2012	EDWARDS GROUP LIMITED
	By:	/s/ Adam Ramsay
	Name:	Adam Ramsay
	Title:	Legal Director

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